Nestlé

PRESS RELEASE

Nestlé And Ethiopian Government Reach Settlement

Vevey, 24 January 2003 – In Addis Ababa today, representatives of Nestlé and the Ethiopian government signed an agreement reimbursing Nestlé approximately USD 1.5 million for a long-standing property claim on the part of Nestlé Germany. The property, a meat processing business, had been nationalized in 1975 by the government then in power and sold to a private investor in 1998.

As indicated in a statement by Nestlé S.A.'s CEO Peter Brabeck dated 23 December 2002, the settlement proceeds will be immediately contributed upon receipt to famine relief efforts in Ethiopia, which is facing a drought endangering the lives of many people. The first proceeds of the settlement will be received within 30 days, and donations will be made to humanitarian organizations working with the Ethiopian government in providing emergency food aid.

As previously indicated, Nestlé is also exploring potential ways it could help Ethiopia to create longer-term food security and access to water. As the world's largest food company and largest bottled water company, Nestlé has extensive experience in sourcing water. These efforts are part of Nestlé's long-term commitment to create sustainable economic development and reduce hunger in Africa.

Contacts:

	Media:	*Hans-Jörg Renk*	*Tel.: +41-21-924 3726*
	Investors:	*Roddy Child-Villiers*	*Tel.: +41-21-924 3622*